SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of December, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001-40
 NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY  MEETING  OF  THE  BOARD  OF  EXECUTIVE  OFFICERS  OF  UNIBANCO - UNIÃO DE
BANCOS BRASILEIROS S.A., HELD ON DECEMBER 20th, 2007.

PLACE  AND  TIME: Avenida  Eusébio  Matoso, n.º  891, 4th  floor,  São  Paulo,  State of  São  Paulo, 05h00 p.m.

CHAIRMAN: Pedro Moreira Salles

QUORUM: More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

Approved, for further appreciation of the Board of Directors:

1. The proposal of payment of interest on capital stock relating to the forth quarter of 2007 to the shareholders of the Company, on the following amounts:

(i)	The gross amount of R$0.0388235 for each common share and of R$0.0427059 for each preferred share; and

(ii)	The net amount of R$0.0330000 for each common share and of R$0.0363000 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. The proposal of payment to the shareholders of interest on capital stock complementary to the interest declared and paid according to the profit of the second semester of 2007, on the following amounts:

(i)	The gross amount of R$0.1989869 for each common share and of R$0.2188856 for each preferred share; and

(ii)	The net amount of R$0.1691389 for each common share and of R$0.1860528 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2

3. Considering  the  proposals of  items 1  and 2  above,  the  total  amount  proposed  for  the payment of interest on the capital stock to the shareholders of the Company corresponds to:

(i)	The gross amount of R$0.2378104 for each common share and of R$0.2615915 for each preferred share; and

(ii)	The net amount of R$0.2021389 for each common share and of R$0.2223528 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4. In case of approval of the proposals mentioned on items 1 and 2 above, the payment of the  referred  interest  will  be  effected in  the  form of  the  item 6  below.  The  amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2007, in accordance with the provisions of paragraph 7th of the article 9th of the Brazilian Federal Law nº 9,249/95 and of paragraph 8th article 44 of the By] Laws of the Company.

5. Consequently, if  the  present  proposal is  approved  by  Board of  Directors  on  December 28th,  2007,  and if  Board of  Directors of  the  Unibanco  Holdings S.A.  approves a  similar proposal to the one described on the items 1 and 2 above on the Meeting of the Board of Directors to be held on that same day, the bearer of Shares Deposit Certificates (“Units”) will be entitled to receive interest on the capital stock referred to the total amount paid to the shares for it represented, in the form below:

(i)	The gross amount of R$0.4664643 for each Unit;

(ii)	The net amount of R$0.3964946 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);

6. Finally, in the case of approval of the above proposals, the shares of the Company will be traded  EX] INTERESTS  ON  CAPITAL  STOCK in  the  Brazilian  and  United  States  markets, from  January 2nd,  2008  on,  and  the  payment of  the  mentioned  interest  will  occur  on January 31st, 2008. The date of January 4th, 2008 will be considered as “Record Date” in order to  comply  with  the  Company’s  obligations  under  the  Global  Depositary  Shares (“GDS”) program maintained by the Company in the United States of America.

São Paulo, December 20th, 2007. (aa) Pedro Moreira Salles, José Castro Araújo Rudge, Claudia Politanski, Celso Scaramuzza, Ivo Luiz de Sá Freire Vieitas Junior, José Roberto Haym, Roberto Lamy,  Raphael  Afonso  Godinho  de  Carvalho  and  Rogério  Carvalho  Braga.  The  present is  an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, December 20, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 20, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Rogério Paulo Calderón Peres
Rogério Paulo Calderón Peres
Investor Relations Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.